SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 08 February 2013

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (the "Bank")
Termination of securities repurchase transaction with Irish Bank Resolution Corporation
08 February 2013

The Bank notes yesterday's announcement by the Irish Government that it will liquidate Irish Bank Resolution Corporation ("IBRC").

As a consequence the Government Guaranteed Repurchase transaction of Irish Government Bonds entered into by the Bank and IBRC on 19 June 2012 will be terminated on a no gain / no loss basis to the Bank effective on the Eurosystem settlement date of 13 February 2013.

ENDS

For further information please contact:

Bank of Ireland
Andrew Keating     Group Chief Financial Officer                        +353 (0)766 23 5141
Tony Joyce             Head of Group Investor Relations                 +353 (0)766 23 4729
Dan Loughrey        Head of Group Communications                   +353 (0)766 23 4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 08 February 2013